Exhibit 99.1

Mountain Province Diamonds Announces First Quarter 2020 Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, May 6, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and OTCQX: MPVD) today announces its financial and operating results for the quarter ended March 31, 2020 (or "Q1").  All figures are expressed in Canadian dollars unless otherwise noted.

Operational Highlights for First Quarter 2020

  903,000 tonnes treated, a 4% increase on comparable quarter (Q1 2019: 871,000 tonnes).
  1,655,000 carats recovered at an average grade of 1.83 carats per tonne, slightly higher than the same period last year (Q1 2019: 1,585,000 carats and 1.82 carats per tonne).
  9,357,000 total tonnes mined, a 2% decrease on comparable period (Q1 2019: 9,528,000).

Financial Highlights for First Quarter 2020

  Revenue from 659,000 carats sold at $65.4 million (US$49.2 million) compared to $60.7 million from 644,000 carats sold in Q1 2019 (US$45.8 million) at an average realised value of $99 per carat (US$75) 2019: $94 per carat, (US$71).
  Adjusted EBITDA1 of $22.8 million compared to $19.7 million in Q1 2019, mainly due to the rough diamond market improving prior to the COVID-19 pandemic and the sale of a different mix of goods in Q1 2020 compared to Q1 2019.
  Earnings from mine operations $13.6 million compared to $10.2 million in Q1 2019.
  Cash costs of production, including capitalized stripping costs1 of $84 per tonne treated (2019: $111 per tonne) and $46 per carat recovered (2019: $61 per carat). The cost improvements in Q1 2020 compared to the same period last year are mainly attributable to volumes of ore treated and stockpile management, lower fuel charges and lower maintenance costs.
  Net loss at March 31, 2020 was $41.0 million or $0.19 loss per share (2019: net income $2.5 million or $0.01 earnings per share). Included in the determination of net loss at March 31, 2020 are unrealized foreign exchange losses of $30.8 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
  Capital expenditure in the first quarter of 2020 was $5.3 million, $1.7 million of which was waste stripping and the remaining $3.6 million was sustaining capital related to mine operations.
  Cash position of $31.9 million (December 31, 2019: $34.8 million) and net working capital of $103.3 million (December 31, 2019: $99.4 million).  The winter road season was successful with all required spares and consumables delivered to site.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's March 31, 2020 MD&A for explanation and reconciliation.

Market Highlights for First Quarter 2020

In Q1 2020, 659,000 carats were sold at an average value of $99 per carat (US$75 per carat) for total proceeds of $65.4 million (US$49.2 million) in comparison to 644,000 carats sold at an average value of $94 per carat (US$71 per carat) for total proceeds of $60.7 million (US$45.8 million) in Q1 2019.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"2020 started positively with production figures in line with our expectations and slightly ahead of the equivalent period last year. Our sales for Q1 2020 were also modestly ahead of expectations with higher values per carat realized in some categories. The rapid spread of the COVID-19 pandemic toward the end of the quarter impacted our ability to operate normally and required significant changes to our procedures which has had an impact on our production capabilities.  We are in the final stages of completing our full year 2020 production outlook and will be providing new guidance in June."

"With respect to the market for rough diamonds, like all producers, we are awaiting more clarity on the easing of restrictions around the globe, especially in Belgium, Dubai  and India before finalising and committing to a formal sale later in the second quarter.  We note that in Europe, an easing of restrictions has commenced, and India is starting a gradual re-opening of some businesses.  We have also received enquiries from our customers about when we will restart formal sales which is positive."

"We are in advanced discussions with our lenders and the federal government and all interested parties as we explore all options to either amend existing credit facilities in place or potentially secure new facilities for ongoing operational expenses.  We will provide an update to the market as soon as we have clarity on these.  The Company has also enrolled in all eligible programs offered by both the federal and provincial governments in response to the COVID-19 pandemic where applicable."

"Through these difficult times we are very grateful for all of the support from our stakeholders, which include our bankers, Scotiabank and Nedbank, and our joint venture partner De Beers Canada Inc."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three months ended March 31, 2020 and 2019.

		Three months ended	Three months ended
		March 31, 2020	March 31, 2019

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,030	605
*Waste tonnes mined	kilo tonnes	8,327	8,923
*Total tonnes mined	kilo tonnes	9,357	9,528
*Ore in stockpile	kilo tonnes	355	295

Processing
*Ore tonnes processed	kilo tonnes	903	871
*Average plant throughput	tonnes per day	9,505	9,467
*Average diamond recovery	carats per tonne	1.83	1.82
*Diamonds recovered	000's carats	1,655	1,585
Approximate diamonds recovered - Mountain Province	000's carats	811	777
Cash costs of production per tonne of ore, net of capitalized stripping **		$80	94
Cash costs of production per tonne of ore, including capitalized stripping**		$84	111
Cash costs of production per carat recovered, net of capitalized stripping**		$43	52
Cash costs of production per carat recovered, including capitalized stripping**		$46	61

Sales
Approximate diamonds sold - Mountain Province***	000's carats	659	644
Average diamond sales price per carat	US	$75	$71

*	at 100% interest in the Gahcho Kué Mine
**	See Non-IFRS Measures section of the Company's March 31, 2020 MD&A for explanation and reconciliation
***	Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended
(in thousands of Canadian dollars, except where otherwise noted)		March 31, 2020	March 31, 2019

Sales		$65,430	60,696
Carats sold	000's carats	659	644
Average price per carat sold	$/carat	99	94
Cost of sales per carat*	$/carat	79	78
Earnings from mine operations per carat		$21	16
Earnings from mine operations	%	21%	17%
Selling, general and administrative expenses		$3,637	2,899
Operating income		$7,502	3,639
Net (loss) income for the period		$(40,969)	2,497
Basic and diluted (loss) earnings per share		$(0.19)	0.01

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

Full details of the financial and operating results for the quarter ended March 31, 2020 are described in Mountain Province's condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province, including its' annual information form and US Form 40-F, are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Thursday, May 7, 2020, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Title: Mountain Province Diamonds Inc Q1 2020 Earnings Conference Call
Conference ID: 44590867
Date of call: 05/07/2020
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast: https://produceredition.webcasts.com/starthere.jsp?ei=1313234&tp_key=608e69878a

Participant Toll-Free Dial-In Number:	(+1) 888 390 0546
Participant International Dial-In Number:	(+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada Inc. in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, VP Corp Dev & Tech Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 06-MAY-20